200 East Randolph Drive
Chicago, Illinois  60601

James S. Rowe
To Call Writer Directly:	(312) 861-2000	Facsimile:
(312) 861-2191		(312) 861-2200
jrowe@kirkland.com	www.kirkland.com

February 22, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	H. Christopher Owings
Scott M. Anderegg
William Choi
Andrew Blume

Re:	Tuesday Morning Corporation
Registration Statement on Form S-3
Filed November 2, 2007
File No. 333-147103
Form 10-K/T for Fiscal Year Ended June 30, 2007
Filed August 30, 2007
Definitive Proxy on Schedule 14A
Filed October 3, 2007
File No. 0-19658

Gentlemen:

On behalf of Tuesday Morning Corporation, a Delaware corporation (the “Company,” “our” or “we”), please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) the Company’s responses to the comments received from the Commission’s staff (the “Staff”) on January 18, 2008, regarding the Company’s Form S-3 filed with the Commission on November 2, 2007 (the “Form S-3”), Form 10-K/T for the Fiscal Year ended June 30, 2007 filed with the Commission on August 30, 2007 (the “Form 10-K/T”) and Definitive Proxy on Schedule 14A filed with the Commission on October 3, 2007 (the “Proxy”).

For your convenience we have set forth below the Staff’s comments in italics before each of the Company’s related responses.

1.                                      We note your response to comment 13 in our letter dated November 29, 2007.  We also note your 8-K dated December 21, 2007 and filed December 28, 2007 concerning the approval of a cash incentive plan for fiscal year ended June 30, 2008, which states, in part, “The amount of the bonus for each Named Executive Officer will be determined based on (1) the earnings per share and revenue attained by the Company and (2) the Named Executive Officer’s achievement of certain individual performance goals established by Kathleen Mason (or by the Board in the case of Ms. Mason).”  We further note your proposed disclosure that “The named executive officers do not have any specific quantitative targets that must be achieved by the Company before the executive can be paid an incentive cash bonus.”  Please revise your disclosure to include a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn the annual bonus.  Alternatively, please tell us why you believe that disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b).  If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors.  Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:

The Company notes that the Company’s response on December 19, 2007 to comment 13 of the Commission’s letter dated November 29, 2007 was accurate at the time of the response, but that subsequently, on December 21, 2007, the Company’s Compensation Committee approved a cash incentive plan for the fiscal year ending June 30, 2008.  The Company intends to disclose in its Compensation Discussion and Analysis section in its next annual proxy statement information related to the cash incentive plan and any payments made thereunder as required by Item 402 of Regulation S-K (including the instructions thereto) and any other applicable securities laws.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 24

2.                                      We have reviewed your response to prior comment 2 in our letter dated November 29, 2007, noting that you determined a sensitivity analysis related to your inventory estimates was unnecessary since inventory markdowns and inventory shrinkage rates as a percentage of sales have generally been consistent from year to year.  Please note that you should present a sensitivity analysis even when your estimates have not materially changed from period to period.  Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change based on other outcomes that are reasonably likely to occur and would have a material effect.  Accordingly, you should provide sensitivity analyses in future filings showing the impact on your statements of income given a specified change in the parameters of your estimates.  For example, you should disclose the impact on your statement of income for the most recent fiscal year had your markdowns been revised upward and/or downward by a reasonably likely percentage.

Response:

In response to this comment, the Company proposes, in future filings, to expand its disclosure related to inventory markdowns to include sensitivity analysis showing the impact of markdowns on its statement of income as follows (with new disclosure appearing in italics):

“Markdowns—We have used markdowns to promote the effective and timely sale of merchandise that allows us to consistently provide fresher merchandise to our customers. We are also utilizing markdowns coupled with promotional events to drive traffic and stimulate sales during non-sales event periods. Markdowns may be temporary or permanent. Temporary markdowns are for a designated period of time with markdowns recorded based on quantities sold during the period. Permanent markdowns may vary throughout the quarter or year in timing with higher markdowns traditionally recorded in the quarters ended June 30 and December 31 due primarily to seasonal merchandise. Permanent markdowns are charged to cost of sales immediately based on the total quantities on-hand in the stores. We review all inventory during each quarter on a continual basis to ensure all necessary price actions are taken to adequately value our inventory at the lower of cost or market. These actions which involve actual or planned permanent markdowns are considered by management to be the appropriate prices to stimulate demand for the merchandise. In addition to regularly reviewing inventory levels to identify slow-moving merchandise, management also considers current and anticipated demand, customer preferences, age of merchandise and seasonal trends in determining markdowns. Our markdowns, as a percentage of total sales, have generally been consistent from year-to-year. Changes in markdowns from period-to-period are discussed as a part of our Results of Operations analysis below. Actual required permanent markdowns could differ materially from management’s initial estimates as a result of future customer demand or economic conditions.  The effect of a .5% markdown in the value of our inventory at June 30, 2007 would result in a decline in gross profit and diluted earnings per share for the six months ended June 30, 2007 of $1.4 million and $0.04, respectively.”

3.                                      We have reviewed your response to prior comment 3 in our letter dated November 29, 2007.  In future filings, please ensure your insurance and self-insurance critical accounting policy discussion presents your reserve balances as of the most recent and prior fiscal year-ends.  Please also confirm that you will disclose the amount of reserves added and utilized during each period and the reasons for significant changes between periods.  Your disclosures should also provide additional information regarding the timing of your expense recognition.

For example, if you record a material charge in fiscal 2008, you should discuss why it was not necessary to record the charge in an earlier period.

Response:

In future filings, we will expand our disclosures to include insurance reserve balances as of the most recent and prior fiscal year-ends.  We will also disclose the amount of reserves added and utilized during each respective period and provide an explanation for significant changes, if any, between periods.  Finally, we will enhance our critical accounting policy discussion to provide an explanation of the timing of our insurance expense recognition, to the extent our insurance expense is material.

4.                                      We have reviewed your response to prior comment 4 in our letter dated November 29, 2007.  You indicate in your response that the total amount of your tax, legal and other contingent reserves is immaterial and there are no significant matters currently outstanding.  As noted in SEC Release No. 33-8350, critical accounting policies should be limited to those where:

•                  the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•                  the impact of the estimates and assumptions on financial condition or operating performance is material.

If truly immaterial, please remove your discussion of tax, legal, and other contingent reserves from your critical accounting policies in future filings to the extent their impact remains immaterial.  Please also tell us why you do not consider accounting for share-based compensation to be a critical accounting policy.

Response:

We consider the impact of tax, legal, and other contingent reserves to be immaterial.  As a result, in future filings we will remove the discussion of these reserves from our critical accounting policy disclosure to the extent their possible impact remains immaterial.

In our Quarterly Report on Form 10-Q for the period ended December 31, 2007 as filed with the Commission on February 5, 2008, we included our accounting for share-based compensation as a critical accounting policy.  The disclosure was as follows:

“Stock-based compensation —The Compensation Committee and, through express consent of the Compensation Committee, the CEO are authorized to grant stock options and restricted stock awards from time to time to eligible employees and directors. We typically grant approved options with exercise prices equal to the market price of our common stock on the date of the option grant. The majority of the options granted vest daily over periods of four to five years and expire in ten years.  On January 1, 2006, we adopted the provisions of SFAS No. 123(R), “Share Based Payment,” which requires that companies measure and recognize compensation expense at an amount equal to the fair value of share-based payments granted under compensation arrangements. We calculate the fair value of stock options using the Black-Scholes option pricing model. Determining the fair value of share-based awards at the grant date requires judgment in developing assumptions, which involve a number of variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, the expected dividend yield and expected stock option exercise behavior. In addition, we also use judgment in estimating the number of share-based awards that are expected to be forfeited.”

Notes to Consolidated Financial Statements

General

5.                                      We have reviewed your response to prior comment 9 in our letter dated November 29, 2007.  In future filings, please disclose that you operate your business as a single operating segment.

Response:

In future filings, we will disclose that we operate our business as a single operating segment.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2191.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:	Kathleen Mason
Michael Marchetti
Stephanie Bowman
Harva R. Dockery
Meredith W. Bjorck